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                     January 31, 2024

       Emmanuel Caprais
       Chief Financial Officer
       ITT Inc.
       100 Washington Boulevard, 6 Floor
       Stamford, Connecticut 06902

                                                        Re: ITT Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-05672

       Dear Emmanuel Caprais:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology